National Futures Association

OMB Number   3038-0072

NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

Submitted By CHOQUEM   MARJORIE CHOQUE

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number	3038-0072
NFA ID	0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By	CHOQUEM MARJORIE CHOQUE

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 4

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

ENTITY: any person other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number 3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

   - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 7

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 8

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072

NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

Submitted By   CHOQUEM   MARJORIE CHOQUE

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 11

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Form 8-W   0.1 hours.

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 12

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

Firm Application (7R) Filed December 13, 2012   Page 13

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Business Information

Business Address	25 CABOT SQUARE CANARY WHARF LONDON E14 4QA UNITED KINGDOM
Phone Number	+44 (0) 20 7425 8000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	CORPORATION
Location	UNITED KINGDOM
Other Names	MORGAN STANLEY & CO INTERNATIONAL LTD ALIAS MORGAN STANLEY INTERNATIONAL ALIAS

National Futures Association

Firm Application (7R) Filed December 13, 2012   Page 14

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Location of Business Records

Business Records Address

25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA
UNITED KINGDOM

U.S. Address for Production of Business Records

MORGAN STANLEY
1585 BROADWAY
NEW YORK, NY 10036
UNITED STATES

OMB Number 3038-0072
NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Holding Company Information

Name: MORGAN STANLEY FINANCE LIMITED
10% or more interest? YES

Name: MORGAN STANLEY SERVICES (UK) LIMITED
10% or more interest? YES

Name: MORGAN STANLEY STRATEGIC FUNDING LIMITED
10% or more interest? YES

Name: MORGAN STANLEY UK GROUP
10% or more interest? YES

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS

U.S. Regulator(s)

None.

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

OMB Number   3038-0072

NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

Submitted By   CHOQUEM   MARJORIE CHOQUE

---

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   NO

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   N/A

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

Submitted By   CHOQUEM   MARJORIE CHOQUE

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by,   **YES**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously   **NO**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Contact Information

Registration Contact

DONNA O'MOORE
MS
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6453

Membership Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

Accounting Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

Arbitration Contact

MICHAEL HARTRIDGE
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6347
E-mail: MICHAEL.HARTRIDGE@MORGANSTANLEY.COM

Compliance Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

Chief Compliance Officer

GRAEME RUSSELL
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 2436
E-mail: GRAEME.RUSSELL@MORGANSTANLEY.COM

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

Enforcement/Compliance Communication Contact

MARJORIE CHOQUE
MISS
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6017
E-mail: MARJORIE.CHOQUE@MORGANSTANLEY.COM

Enforcement/Compliance Communication Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

Enforcement/Compliance Communication Contact

GRAEME RUSSELL
MR
20 BANK STREET
CANARY WHARF
LONDON E14 4AD
UNITED KINGDOM
Phone: +44 (0) 207 677 2436
E-mail: GRAEME.RUSSELL@MORGANSTANLEY.COM

OMB Number   3038-0072

NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

Submitted By   CHOQUEM   MARJORIE CHOQUE

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By   CHOQUEM   MARJORIE CHOQUE

Confidential Matter Information

Regulatory Disclosures

Matter Name   FINANCIAL SERVICES AUTHORITY (UK) – FINAL NOTICE TO
MORGAN STANLEY AND CO. INTERNATIONAL PLC "MSIP"

Matter Details   ON 13 MAY 2009, THE FSA IMPOSED A FINANCIAL PENALTY OF
£1.4 MILLION ON MSIP FOR BREACHES OF PRINCIPLES 2 AND 3
OF THE FSA'S PRINCIPLES FOR BUSINESSES WHICH
OCCURRED BETWEEN NOVEMBER 2007 AND MAY 2008. THE
CASE RELATED TO A MIS-MARKING INCIDENT IN THE
INTEREST RATES, CREDIT AND CURRENCY DEPARTMENT OF
MSIP. FSA ALLEGED THAT MSIP BREACHED PRINCIPLE 2 BY
FAILING TO CONDUCT ITS BUSINESS WITH DUE SKILL, CARE
AND DILIGENCE AND BREACHED PRINCIPLE 3 BY FAILING TO
TAKE REASONABLE CARE TO ORGANISE AND CONTROL ITS
AFFAIRS RESPONSIBLY AND EFFECTIVELY, WITH ADEQUATE
RISK MANAGEMENT SYSTEMS.

FSA NOTED THAT THE TRADER IN QUESTION HID HIS
MISCONDUCT FROM MSIP BY MANIPULATING THE SYSTEMS IT
HAD IN PLACE TO MONITOR HIS TRADING ACTIVITY. FSA ALSO
NOTED A NUMBER OF MITIGATING FACTORS IN MSIP'S
FAVOUR INCLUDING THAT MSIP IDENTIFIED IRREGULARITIES
IN THE TRADER'S MARKING OF HIS POSITIONS; MSIP
COMMISSIONED A DETAILED REVIEW OF THE INCIDENT; MSIP
COMMITTED SIGNIFICANT RESOURCES TO IDENTIFY AND
ADDRESS ANY WEAKNESSES; AND THE POSITIONS WHICH
WERE THE SUBJECT OF THE MIS-MARKING WERE
PROPRIETARY POSITIONS AND DID NOT AFFECT ITS CLIENTS.

MSIP DID NOT APPEAL THE DECISION.

Matter Name   CMVM - ADMINISTRATIVE OFFENCE PROCEEDINGS N 33/2010
AGAINST MSIP

Matter Details   ON 19 MARCH 2012, THE PORTUGUESE SECURITIES
REGULATOR, COMISSAO DO MERCADO DE VALORES
MOBILIARIOS (CMVM) ISSUED ADMINISTRATIVE PROCEEDINGS

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

AGAINST MSIP, ALLEGING THAT MSIP VIOLATED ITS DUTY TO DEFEND THE MARKET IN BREACH OF ARTICLE 311 OF THE MOVABLE ASSETS CODE. THE PROCEEDINGS RELATE TO CERTAIN TRADES EXECUTED BY MSIP IN ITS CAPACITY AS JOINT GLOBAL BOOKRUNNER AND STABILISATION AGENT FOR THE IPO OF EDP RENOVAVEIS S.A. ON 4 JUNE 2008. THE MATTER IS STILL PENDING.

Financial Disclosures

Matter Name   WINDING-UP BOARD OF LANDSBANKI ISLANDS HF V MSIP (FILE NO. 253-12-0628)

Matter Details   ON 5 FEBRUARY 2012, THE LANDSBANKI WUB BROUGHT A CLAIM AGAINST MSIP IN THE REYKJAVIK DISTRICT COURT IN RELATION TO THREE TRADES ENTERED INTO BETWEEN MSIP AND LANDSBANKI IN JULY AND AUGUST 2008. THE LANDSBANKI WUB IS SEEKING TO CLAW BACK €3,490,689.78 FROM MSIP, BEING THE PURCHASE PRICE PAID TO MSIP BY LANDSBANKI UNDER THE TRADES. THE MATTER IS STILL PENDING.

Matter Name   WINDING-UP BOARD OF KAUPTHING HF V MSCS AND MSIP (FILE NO. E-2767/2012)

Matter Details   ON 27 JUNE 2012, THE KAUPTHING WUB BROUGHT A CLAIM AGAINST MORGAN STANLEY CAPITAL SERVICES LLC ("MSCS") AND MSIP IN THE REYKJAVIK DISTRICT COURT IN RELATION TO THREE CDS TRADES ENTERED INTO BETWEEN MSCS AND ROXINDA LIMITED BETWEEN APRIL AND AUGUST 2008, PURSUANT TO WHICH ROXINDA SOLD PROTECTION ON KAUPTHING. THE KAUPTHING WUB IS SEEKING TO CLAW BACK APPROX US$21.5 MILLION OF COLLATERAL POSTED BY ROXINDA, WHICH IT ALLEGES KAUPTHING FUNDED BY MAKING VARIOUS PAYMENTS INTO ROXINDA'S ACCOUNT WITH MSIP BETWEEN JUNE AND EARLY OCTOBER 2008. THE US$21.5 MILLION WAS RETAINED BY MSCS FOLLOWING A FAILURE BY ROXINDA TO SATISFY A MARGIN CALL. THE MATTER IS STILL PENDING.

OMB Number   3038-0072
NFA ID   0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted By CHOQUEM   MARJORIE CHOQUE

Matter Name	FAIRFIELD FUNDS V ZURICH CAPITAL MARKETS & ORS (INCL. MSIP) CASE NO. 10-13164
Matter Details	ON 21 SEPTEMBER 2010, THE LIQUIDATORS OF FAIRFIELD SENTRY LIMITED; FAIRFIELD SENTRY LIMITED (IN LIQUIDATION) ET AL (THE "FAIRFIELD FUNDS") FILED A COMPLAINT IN THE UNITED STATES BANKRUPTCY COURT, SOUTHERN DISTRICT OF NEW YORK (CASE NO, 10-13164) AGAINST 22 DEFENDANTS, INCLUDING MSIP. THE FAIRFIELD FUNDS WERE CREATED AS A MEANS FOR PRIVATE INVESTMENT IN MANAGED ACCOUNTS WITH BERNARD L. MADOFF INVESTMENT SECURITIES LLC (BLMIS). THE FAIRFIELD FUNDS WERE PLACED INTO LIQUIDATION AFTER THE DISCLOSURE OF THE MADOFF PONZI SCHEME AND THE LIQUIDATORS ARE SEEKING TO RECOVER CERTAIN REDEMPTION PAYMENTS PAID TO THE DEFENDANTS BETWEEN 21 APRIL 2004 AND 14 AUGUST 2006. THE PROCEEDINGS ARE CURRENTLY STAYED.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on October 30, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted by LAURE SALVAGGIO (SALVAGGIOL27)

The question(s) you are disclosing the criminal action under:

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	NON-U.S. COURT
Date Filed	September 2025

Court Information

Name of Court	AMSTERDAM DISTRICT COURT
City or County	AMSTERDAM
State	Not provided
Country	NETHERLANDS

Case Information

Case Number	81-304663-21
Case Status	PENDING

Charge Details

Formal Charge Description	SEE COMMENT SECTION
Classification	FELONY
Plea Entered	NO PLEA ENTERED
Disposition	PENDING

Comments

Formal Charge Description - Morgan Stanley & Co. International plc ("MSIP") was charged with violations of Articles 51(2)(2) and 225(1) of the Dutch Criminal Code and Article 69(2) of the State Taxes Act in connection with the alleged filing of incorrect corporate income tax returns by an unregistered affiliate for financial years 2007 through 2008, 2008 through 2009, 2009 through 2010, 2010 through 2011 and/or 2011 through 2012.

Comments - On September 30, 2025, MSIP received notification of an indictment filed against it by the National Office For Serious Fraud, Environmental Crime And Asset Confiscation Amsterdam ("Prosecutor") in the Amsterdam District Court ("Court"). The allegations against MSIP are made in connection with an unregistered affiliate's alleged incorrect filing of corporate income tax returns for financial years 2007 through 2008, 2008 through 2009, 2009 through 2010, 2010 through 2011 and/or 2011 through 2012. The charges against MSIP are currently pending before the Court.

Supporting Documentation

Not provided



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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0238917 - MORGAN STANLEY & CO INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary   Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR   Name of Regulatory Body: SECURITIES AND FUTURES COMMISSION OF SOUTH KOREA

CASE INFORMATION

Case Number: N/A
Case Status: FINAL
Date Resolved:FEBRUARY 2025
Were any of the following sanctions imposed?:

Other: ADMINISTRATIVE FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On February 18, 2025, the Securities and Futures Commission of South Korea ("SFC") imposed an administrative penalty on Morgan Stanley & Co. International plc ("MSIP") for, during the period from May 6, 2021 to November 15, 2023, placing certain short sell orders in Korea-listed companies while MSIP did not own the shares, in violation of short sale regulations under Article 180(1) of the Financial Investment Services and Capital Markets Act of South Korea. The SFC imposed an administrative penalty of KRW 1,285,400,000 (approx. USD 891,000) on MSIP. The fine will be paid in accordance with the terms of the Notice of Penalty.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Search:

Description	Uploaded File
PENALTY NOTICE MSIP FEB 2025	PenaltyNoticeMSIPDispositionNoticeEnglishTranslation7694422v1B.DOCX

❮ Back to Summary

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 14, 2023
NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted by KAREN FENELON SMITH (FENELONSMITHK)

The question(s) you are disclosing the regulatory action under:

E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by NON-U.S. REGULATOR: UK GAS AND ELECTRICITY MARKETS AUTHORITY ACTING THROUGH THE OFFICE OF GAS AND ELECTRICITY MARKETS

Case Information

Case Number	N/A
Case Status	FINAL
Date Resolved	August 2023
Sanctions imposed	

OTHER: ADMINISTRATIVE FINE

Comments

On August 17, 2023, the UK Gas and Electricity Markets Authority, acting through the Office of Gas and Electricity Markets ("Ofgem") issued a Notice of Penalty to Morgan Stanley & Co. International plc ("MSIP") containing findings that MSIP failed to take reasonable steps to prevent the making, sending or receiving of relevant communications that it could not ensure were recorded and retained and by failing to take reasonable steps to ensure that any relevant communications were recorded and retained, in violation of Regulation 8 of the Electricity and Gas (Market Integrity and Transparency)(Enforcement etc.) Regulations 2013 ("Enforcement Regulations"). MSIP admitted that it breached Regulation 8 of the Enforcement Regulations and agreed to the imposition of a fine in the amount of GBP 5,411,149 (approximately USD 6,821,294). The fine was paid in accordance with the terms of the Notice of Penalty.

Supporting Documentation

Description	MSIP SUPPORTING DOCUMENT
File Name	20230817 Final NoticeMSIP for publishing.pdf

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on December 16, 2020
NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted by DUNCAN LAWTHER (LAWTHERD)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: FINANCIAL SUPERVISORY COMMISSION REPUBLIC OF CHINA (TAIWAN)

Case Information

Case Number	N/A
Case Status	FINAL
Date Resolved	November 2020
Sanctions imposed	
OTHER: ADMINISTRATIVE FINE	

Comments

THE FINANCIAL SUPERVISORY COMMISSION REPUBLIC OF CHINA (TAIWAN) (THE "FSC") ALLEGED THAT MORGAN STANLEY & CO INTERNATIONAL PLC (THE "FIRM") VIOLATED THE MINIMUM HOLDING PERIOD REQUIREMENT IN CONNECTION WITH THE SALE OF SHARES OF A LISTED COMPANY FOR WHICH THE FIRM WAS DEEMED AN INSIDER DUE TO ITS SHAREHOLDER HOLDING OF MORE THAN 10% OF THE SHARES OF THE COMPANY IN VIOLATION OF ARTICLE 22-2, PARAGRAPH 1, ITEM 2 OF THE SECURITIES AND EXCHANGE LAW. THE FSC IMPOSED AN ADMINISTRATIVE FINE IN THE AMOUNT OF NT$240,000 (APPROXIMATELY USD 8,500) ON THE FIRM.

Supporting Documentation

Description	TAIWAN MSIP ADMINISTRATIVE FINE ORDER
File Name	Taiwan MSIP Fine.pdf

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BAFIN DISCLOSURE NOVEMBER 2016: DISCLOSURE RULES

MATTER DETAIL: ON NOVEMBER 7, 2016, MORGAN STANLEY & CO. INTERNATIONAL PLC (MSIP) BECAME SUBJECT TO A SUMMARY ORDER BY BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY – "BAFIN") FOR PAYMENT OF AN ADMINISTRATIVE FINE OF €94,500 (PLUS COSTS OF PROCEEDINGS OF €4,725) IN CONNECTION WITH FINDINGS THAT ONE OR SEVERAL MORGAN STANLEY ENTITIES FAILED TO COMPLY WITH THE GERMAN DISCLOSURE RULES FOR HOLDINGS IN GERMAN LISTED ENTITIES BETWEEN MAY 2011 AND SEPTEMBER 2013 PURSUANT TO THE GERMAN SECURITIES TRADING ACT.

FILED BY: LAWTHERD

FILED ON: 12/21/2016 7:48:39 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SWISS FDF MATTER 442.2-133/FRD - UPDATE

MATTER DETAIL: ON MAY 23, 2015, A DECREE ON DISMISSAL OF PROCEEDINGS BECAME EFFECTIVE, DISMISSING THE UNDERLYING ADMINISTRATIVE CRIMINAL INVESTIGATION. THE DECREE WAS ENTERED IN CONNECTION WITH AND ON THE BASIS OF A REPARATION PAYMENT OF CHF 50,000.00 MADE BY MISIP TO FDF ON APRIL 9, 2015 PURSUANT TO A SETTLEMENT AGREEMENT BETWEEN MSIP AND FDF. IN THE SETTLEMENT AGREEMENT, SIGNED BY MSIP ON MARCH 23, 2015 AND COUNTERSIGNED BY THE FDF ON MARCH 24, 2015, MSIP (A) ACKNOWLEDGED VIOLATIONS OF ARTICLE 41 OF THE SESTA THROUGH THE LATE DISCLOSURE OF ITS VOTING INTERESTS, (B) UNDERTOOK TO PAY THE AMOUNT OF CHF 50,000 TO THE FDF AS A REPARATION PAYMENT FOR THE WRONG CAUSED BY THE LATE DISCLOSURES, AND (C) DID NOT ACKNOWLEDGE THAT MSIP OR ANY INDIVIDUAL ACTING ON BEHALF OF MSIP WAS GUILTY OF ANY WRONGFUL CONDUCT IN THE SENSE OF THE CRIMINAL LAW. IN ADDITION, THE FDF AGREED TO CLOSE THE PENDING ADMINISTRATIVE CRIMINAL PROCEDURE NO. 442.2-133/FRD.

FILED BY: LAWTHERD

FILED ON: 6/10/2015 9:19:27 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SWISS FDF MATTER 442.2-133/FRD

MATTER DETAIL: BY NOTICE DATED AUGUST 13, 2014 (RECEIVED AUGUST 20, 2014), MORGAN STANLEY & CO. INTERNATIONAL PLC ("MSIP") WAS INFORMED THAT THE SWISS FINANCIAL MARKETS SUPERVISORY AUTHORITY ("FINMA") HAD FILED, ON APRIL 9, 2014, A COMPLAINT IN THIS MATTER WITH THE SWISS FEDERAL DEPARTMENT OF FINANCE (THE "FDF") AND THAT THE FDF HAD INITIATED AN ADMINISTRATIVE CRIMINAL INQUIRY INTO THE MATTER. MSIP IS ALLEGED TO HAVE BREACHED ARTICLE 20, PARA. 1 OF THE SWISS FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING BY FAILING ON SEVERAL OCCASIONS TO SUBMIT THE REQUIRED FULL INFORMATION TO THE SIX SWISS EXCHANGES DISCLOSURE OFFICE AND TO THE RELEVANT ISSUER WITHIN FOUR TRADING DAYS OF THE OBLIGATION TO NOTIFY HAVING BEEN CREATED. MSIP HAS, THROUGH ITS SWISS COUNSEL, CONTACTED THE FDF TO DISCUSS A POSSIBLE SETTLEMENT OF THIS MATTER AND TO SEEK AN EXTENSION OF THE DEADLINE FOR RESPONDING TO THE REPORT.

FILED BY: LAWTHERD

FILED ON: 9/23/2014 11:55:01 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SWISS FDF MATTER 442.2-072/KOE

MATTER DETAIL: BY NOTICE DATED JUNE 18, 2013, MORGAN STANLEY & CO. INTERNATIONAL PLC ("MSIP") WAS INFORMED THAT THE SWISS FINANCIAL MARKETS SUPERVISORY AUTHORITY ("FINMA") HAD FILED, ON AUGUST 6, 2012, A COMPLAINT IN THIS MATTER WITH THE SWISS FEDERAL DEPARTMENT OF FINANCE (THE "FDF") AND THAT THE FDF HAD INITIATED AN ADMINISTRATIVE CRIMINAL INQUIRY INTO THE MATTER. MSIP IS ALLEGED TO HAVE BREACHED ARTICLE 20, PARA. 1 OF THE SWISS FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING BY FAILING IN THREE INSTANCES TO TIMELY NOTIFY THE SIX SWISS EXCHANGES DISCLOSURE OFFICE (THE "DISCLOSURE OFFICE") OF CHANGES IN MSIP'S VOTING RIGHT INTERESTS IN THREE SWISS COMPANIES LISTED ON THE SIX SWISS EXCHANGE. THE INQUIRY OFFICER, IN THE JUNE 18, 2013 INQUIRY OFFICER'S REPORT (THE "REPORT"), BASED UPON THE PRELIMINARY FINDINGS OF FACT, REACHED A PRELIMINARY CONCLUSION OF LAW THAT THE APPLICANT HAD VIOLATED THE NOTIFICATION REQUIREMENT IN THREE INSTANCES. THE REPORT FURTHER NOTES THAT THE IMPOSITION OF A FINE AGAINST MSIP IS BEING CONSIDERED. ON JULY 8, 2013, MSIP, THROUGH ITS SWISS COUNSEL, RESPONDED TO THE JUNE 18, 2013 NOTICE AND THE REPORT, ACKNOWLEDGING THAT A VIOLATION OF THE NOTIFICATION REQUIREMENT DESCRIBED ABOVE HAD OCCURRED. IT NOTED THAT THE THREE VIOLATIONS OCCURRED BECAUSE MSIP MISTAKENLY BELIEVED THAT THE NOTIFICATION REQUIREMENTS DID NOT APPLY TO SECURITIES ACQUIRED OR DISPOSED OF BY MSIP AS PART OF ITS STOCK LENDING BUSINESS. IT FURTHER EXPLAINED THAT MSIP HAD NOT INTENDED TO EXERCISE OR CONTROL THE VOTING RIGHTS IN THE SWISS COMPANIES AT ISSUE, BUT RATHER WAS SIMPLY TRANSACTING IN THEIR STOCKS AS AN INTERMEDIARY IN ORDER TO FACILITATE THE ABILITY OF OTHER MARKET PARTICIPANTS TO BORROW OR LEND THEIR SHARES. AS OF AUGUST 5, 2013, THIS MATTER REMAINS PENDING.

FILED BY: HOWARDJ1

FILED ON: 8/16/2013 5:01:21 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

[Paperwork Reduction Act Notice and Privacy Act Notice](#) | [Disclaimer and Privacy Policy](#)

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SWISS FDF MATTER 442.2-072/KOE

MATTER DETAIL: ON OCTOBER 16, 2013, A DECREE ON DISMISSAL OF PROCEEDINGS BECAME EFFECTIVE, DISMISSING THE UNDERLYING ADMINISTRATIVE CRIMINAL INVESTIGATION. THE DECREE WAS ENTERED IN CONNECTION WITH AND ON THE BASIS OF A REPARATION PAYMENT OF CHF 40,000.00 MADE BY MSIP TO THE FEDERAL DEPARTMENT OF FINANCE OF SWITZERLAND (FDF) ON SEPTEMBER 10, 2013 PURSUANT TO A SETTLEMENT AGREEMENT BETWEEN MSIP AND FDF. IN THE SETTLEMENT AGREEMENT, SIGNED BY MSIP ON AUGUST 26, 2013 AND COUNTERSIGNED BY THE FDF ON AUGUST 28, 2013, MSIP (A) ACKNOWLEDGED VIOLATIONS OF ARTICLE 41 OF THE SESTA THROUGH THE LATE DISCLOSURE OF ITS VOTING INTERESTS, (B) UNDERTOOK TO PAY THE AMOUNT OF CHF 40,000 TO THE FDF AS A REPARATION PAYMENT FOR THE WRONG CAUSED BY THE LATE DISCLOSURES, AND (C) DID NOT ACKNOWLEDGE THAT MSIP OR ANY INDIVIDUAL ACTING ON BEHALF OF MSIP WAS GUILTY OF ANY WRONGFUL CONDUCT IN THE SENSE OF THE CRIMINAL LAW. IN ADDITION, THE FDF AGREED TO CLOSE THE PENDING ADMINISTRATIVE CRIMINAL PROCEDURE NO. 442.2-072. UNDER THE TERMS OF THE SETTLEMENT AGREEMENT THE PARTIES, AS WELL AS THEIR ADVISORS, ARE OBLIGED TO TREAT THE PROVISIONS OF THE AGREEMENT CONFIDENTIALLY AND TO REFRAIN FROM DISCLOSING THEM OR MAKING THEM AVAILABLE TO THIRD PARTIES IN ANY OTHER WAY WITHOUT PRIOR CONSENT OF ALL PARTIES.

FILED BY: HOWARDJ1

FILED ON: 11/25/2013 5:33:45 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



Entity Profile Information

Viewed on March 17, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	04/26/2013
	EXEMPT FOREIGN FIRM APPROVED	07/27/1989

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/13/2012
NFA MEMBER PENDING	12/13/2012
EXEMPT FOREIGN FIRM APPROVED	07/27/1989

Outstanding Requirements

Annual Due Date: 5/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name		Start Date	End Date
0003045	MORGAN STANLEY & CO LLC		7/7/1989	

NFA ID	Regulator Name		Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY		7/27/1989	

NFA ID	Doing Business With	Start Date	End Date
0527468	DE RIVA ASIA LIMITED	2/24/2020	3/10/2020
0516343	J8 CAPITAL MANAGEMENT LLP	9/7/2018	10/18/2018
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0459596	XCONNECT TRADING LIMITED	3/13/2013	1/20/2016
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0430335	BRAMSHOTT CAPITAL LLP	10/30/2012	2/4/2016
0430336	BRAMSHOTT MANAGEMENT LIMITED	10/30/2012	2/4/2016
0430935	BRAMSHOTT GENERAL PARTNER INC	10/30/2012	3/6/2016
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0392980	LANCASTER MANAGEMENT JERSEY LIMITED	10/8/2012	11/29/2013
0392979	LAE GENERAL PARTNERS LIMITED	10/5/2012	11/29/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	
0380244	ARUNDEL IVEAGH INVESTMENT MANAGEMENT LTD	2/20/2007	6/4/2011
0305251	INCREMENTAL GENERAL PARTNER INC	9/13/2005	12/6/2006
0336262	BOYER ALLAN MAURITIUS LIMITED	10/7/2003	2/4/2009

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	7/31/1997



Business Information

Name	MORGAN STANLEY & CO INTERNATIONAL PLC
Form of Organization	CORPORATION
Country	UNITED KINGDOM
Federal EIN	Not provided
Business Address	
Street Address 1	25 CABOT SQUARE
Street Address 2	CANARY WHARF
Street Address 3	LONDON
Zip/Postal Code	E14 4QA
Country	UNITED KINGDOM
Phone Number	+44 (0) 20 7425 8000
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	KAREN
Last Name	FENELON SMITH
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM



Other Names

Viewed on March 17, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

MORGAN STANLEY & CO INTERNATIONAL LTD
ALIAS

MORGAN STANLEY INTERNATIONAL
ALIAS



Location of Business Records

Viewed on March 17, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

Street Address 1	25 CABOT SQUARE
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4QA
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

Viewed on March 17, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

Office Of	MORGAN STANLEY
Street Address 1	1585 BROADWAY
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10036



Principal Information

Individual Information

NFA ID	0558220
Name	BEATTY, CHRISTOPHER EDWARD
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-12-2023

NFA ID	0552063
Name	BUTLER, MEGAN VERONICA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-28-2022

NFA ID	0464242
Name	CANNON, DAVID OLIVER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-07-2013

NFA ID	0293075
Name	CANTILLON, DAVID ERNEST JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-21-2023

NFA ID	0495618
Name	DUHON, TERRI LYNN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-20-2016

NFA ID	0502573
Name	GOBEL, HENRIK
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-08-2017

NFA ID	0525365
Name	JUERGENS, BENJAMIN JOHN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-25-2024

NFA ID	0574114
Name	KAHRE, PHILIPP OTTO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-17-2025

NFA ID	0557464
Name	KELLY, FIONA CAMERON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-20-2023

NFA ID	0571949
Name	KHAZEN, ANNA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-07-2025

NFA ID	0519562
Name	LAZAROO, KIM MAREE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	04-03-2019
NFA ID	0544899
Name	MULLINEAUX, ANTHONY PHILIP
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-20-2021
NFA ID	0531190
Name	ORLACCHIO, SALVATORE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-18-2020
NFA ID	0552066
Name	OSMANI PEARCE, JANE ELIZABETH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-28-2022
NFA ID	0541263
Name	RICHARDS, MELANIE JANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-30-2021
NFA ID	0576416
Name	TALMA STHEEMAN SIR, ROBERT ALEXANDER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-03-2026
NFA ID	0532536
Name	TAYLOR, PAUL DAVID
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	08-24-2020

NFA ID	0478801
Name	WHYTE, NOREEN PHILOMENA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-01-2018

NFA ID	0451781
Name	WOODMAN, CLARE ELEANOR
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-24-2018

Holding Company Information

NFA ID	0471637
Full Name	MORGAN STANLEY INVESTMENTS UK
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-13-2014



Non-U.S. Regulator Information

Viewed on March 18, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Agent Information

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

Current Agent

Agent ID	Agent Name	Start Date
0003045	MORGAN STANLEY & CO LLC	7/7/1989

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

Viewed on March 18, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

First Name	KAREN
Last Name	FENELON SMITH
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM



Enforcement/Compliance Communication Contact Information

Viewed on March 18, 2025

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

First Name	KAREN
Last Name	FENELON
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

First Name	ANNA
Last Name	HYNES
Title	MD
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 20 7677-1679
Email	ANNA.HYNES@MORGANSTANLEY.COM

First Name	BEN
Last Name	JUERGENS
Title	MR
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 20 7677-0406
Email	BEN.JUERGENS@MORGANSTANLEY.COM



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	KAREN FENELON
Last Name	FENELON
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

Accounting Contact

First Name	KAREN FENELON
Last Name	FENELON
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

Arbitration Contact
First Name	KATTALIN
Last Name	TRUMAN
Title	MS
Street Address 1	20 BANK STREET
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 20 7677-2443
Email	KATTALIN.TRUMAN@MORGANSTANLEY.COM

Compliance Contact
First Name	KAREN FENELON
Last Name	FENELON
Title	MRS
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

Chief Compliance Officer Contact

First Name	BEN
Last Name	JUERGENS
Title	MR
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 0406
Email	BEN.JUERGENS@MORGANSTANLEY.COM

Chief Compliance Officer Contact

First Name	BEN
Last Name	JUERGENS
Title	MR
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 (0) 20 7677 0406
Email	BEN.JUERGENS@MORGANSTANLEY.COM